OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-35135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.A. Repple & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Normandy Road
(No. and Street)

Casselberry	Florida	32707
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Paolino	732-233-8802	cpaolino@garepple.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Allen Repple _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.A. Repple & Company _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

G.A. Repple & Company

**Financial Statements and Report of Independent
Registered Public Accounting Firm
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
For the year ended December 31, 2025**

G.A. Repple & Company
December 31, 2025

CONTENTS

ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of G.A. Repple & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.A. Repple & Company as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of G.A. Repple & Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of G.A. Repple & Company's management. Our responsibility is to express an opinion on G.A. Repple & Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to G.A. Repple & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as G.A. Repple & Company's auditor since 2024.

Maitland, Florida

May 2, 2026

G.A. Repple & Company
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	589,431
Commission receivable – clearing		52,884
Deposits with clearing organization		50,087
Securities owned		756,306
Other receivables		227,962
Deferred tax asset		55,012
Prepaid expenses		142,063
TOTAL ASSETS		**$ 1,873,745**

Liabilities and Shareholder's Equity

Commission payable	$	30,430
Contingency for claims		63,811
Reserve for E&O insurance		139,501
Payable to parent		102,859
Accounts payable and accrued expenses		572,131
Total Liabilities		908,732

Shareholder's Equity

Common stock, $1 par value; 7500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in-capital	718,073
Retained earnings	246,840
Total Shareholder's Equity	965,013

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**$ 1,873,745**

See notes to financial statements

G.A. Repple & Company
Notes to Financial Statements
December 31, 2025

Note 1 – <u>Organization</u>

G.A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

Note 2 – <u>Summary of Significant Accounting Policies</u>

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Concentrations of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Deposits with Clearing Broker

Deposits with clearing broker on the statement of financial condition consist of cash balances that the Company is required to maintain with clearing brokers which are restricted as to use.

Note 2 –Summary of Significant Accounting Policies (continued)

Receivable and Allowance for Doubtful Accounts

Commission receivables and other receivables are stated at the amount management expects to collect from outstanding balances.

Commission and other receivables consist of the following:

Due from affiliate	$35,637
Other receivables	4,123
Alternative investments	21,575
Mutual fund sales	52,891
Insurance sales	106,071
Investment Advisory	7,665
	$227,962

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commission

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Note 2 –Summary of Significant Accounting Policies (continued)

Commission (continued)

Commissions from the sale of mutual funds and variable annuities are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date for mutual funds and the date of acceptance of the application for variable annuities.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur on the uncertainty is resolved. For variable accounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arrears or in advance depending on the custodian and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Alternative Investments

The Company receives commissions from the sale of alternative products for which customers invest in funds via subscription agreements. Revenue is recognized when the fund accepts the subscription for the customer as that is when management has determined all performance obligations have been satisfied.

Note 2 – <u>Summary of Significant Accounting Policies (continued)</u>

<u>Shared Interest</u>

Shared interest is interest earned on cash held in customer accounts with the clearing firm for which it shares with the clearing firm.

<u>Settlements</u>

The Company was party to a lawsuit from heirs of a former client for which it incurred fees and time in defending the suit. The Company was awarded $100,000 as part of the settlement.

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEA Rule 15c3-3 and Footnote 74 for other business and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEA Rule 15c3-3 in that it carries no customer accounts.

Income Taxes

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has elected to include its allocated amount of current and deferred taxes in the consolidated financial statements as if the Company filed a separate federal income tax return. The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company and its subsidiaries file their own state and local tax returns in various jurisdictions. The Company has elected to include allocated current and deferred income taxes in its separate financial statement. The deferred tax benefit

Income Taxes (continued)

consists of temporary differences in accrued liabilities in the amount of $213,392. For the year ended December 31, 2025, the deferred federal income tax expense is $55,012.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

Note 3 –Financial Instruments

According to FASB ASC No. 820, Fair Value Measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted active markets price quotes for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company used appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (level 2)	Significant Unobservable Inputs (level 3)	Balance as of 12/31/2025
Bonds	$ -			$ -
Equities	$ 1,482			$ 1,482
Money Market Funds	$ 754,823			$ 754,823
Total	$ 756,305	$ -	$ -	$ 756,305

There were no transfers between Level 1, 2, and 3 during the year ending December 31, 2025.

Note 4 –<u>Related Party Transactions</u>

The Company is managed by its Parent and sole shareholder. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2025, represent reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Management fees for the year ended December 31, 2025, totaled $504,000. Additionally, the Company paid rent to a related party in the amount of $72,523 during the year ending December 31, 2025. Also, the Company was paid $100,000 for marketing and is paid $1,000 per month in administrative fees for a total of $12,000. There is $102,859 due to the parent as of December 31, 2025.

Payable to Parent consists of interest-free amounts owed to the Parent by the Company and are due on demand.

Note 5 – <u>Capital Requirements</u>

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had a net capital of $711,096 which was $650,514 in excess of its required net capital of $60,582. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.

Note 6 – <u>Commitments and Contingencies</u>

The Company is the subject of two claims relating to alleged investment losses. One is brought in a state court currently in discovery stages. The other is a FINRA arbitration. The Company is vigorously defending both cases and outside counsels represents the potential outcome cannot be estimated in either case. The Company has $283,398 accrued for potential settlements and any associated costs.

Note 7 – <u>Retirement Plan</u>

The Company offers a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a matching contribution of up to 3% of each eligible employee's annual salary to the plan.

Note 8 – <u>Leases</u>

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

Note 9 – <u>Segment Reporting</u>

The Company's commissions segment buys and sells securities for individual clients and the investment advisory fees segment provides financial planning and asset management services. The accounting policies for these segments are the same as those described in NOTE 2, Summary of Significant Accounting Policies. The Company's President assesses performance for the segments and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The Company's President uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into these segments or other areas, such paying distributions. The Company's primary source of revenue are these two reportable segments.

Note 10 – <u>Subsequent Events</u>

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.

Note 11 – <u>Prior Period Adjustment</u>

The Company recorded a prior period adjustment for income not recognized in prior periods relating to riskless principal fee income for which the trading was not recorded. The Company discontinued this line of business in 2022.